Exhibit 99.1

Tikcro Technologies Reports Second Quarter 2018 Results
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Continued Advancement of a New CTLA-4 Antibody with Superior Pre-clinical Qualities
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Ness-Ziona, Israel, September 17, 2018 - Tikcro Technologies Ltd. (OTCQB: TIKRF), a pre-clinical stage developer of antibodies for cancer immune-therapy, today reported its financial results for the second quarter ended June 30, 2018.

Aviv Boim, CEO of Tikcro, commented, “We are pleased to report that our cytotoxic T lymphocyte-associated antigen 4 (CTLA-4) blocking antibody continues to show strong comparative results in cancer inhibition in-vitro assays and animal models. We intend to initiate a manufacturing plan which suits the regulatory standards required to perform a clinical trial. Treatment combination with a CTLA-4 blocking antibody has recently gained traction with efficacy data for melanoma and sub-types of renal and colon cancer. In turn, we see an increased interest in our antibody from emerging pharma companies who wish to enter this area. While still in a pre-clinical stage, we intend to invest efforts to pursue market collaborations to advance our new CTLA-4 antibody.”

Recently, the U.S. Food and Drug Administration (FDA) approved a combination treatment of a CTLA-4 antibody with a PD-1 antibody for two new clinical indications: intermediate and poor-risk patients with advanced renal cell carcinoma (RCC) and sub-types of metastatic colorectal cancer (mCRC) following progression on certain chemotherapies.  The latter is an FDA-accelerated approval which is contingent upon additional verification in confirmatory trials. These approvals are in addition to previous approvals for sub-types of melanoma which accounted for a market size for CTLA-4 antibodies exceeding $1 billion in 2017. The market size of CTLA-4 antibodies with these recent approvals is expected to exceed $3 billion per annum by 2022. Several pharma companies, including Tikcro, are pursuing new CTLA-4 antibodies to further broaden its clinical scope and to reduce immune related adverse effects.

Financial Results for the Second Quarter Ended June 30, 2018
Net loss for the second quarter of 2018 was $341,000, or $0.03 per diluted share, compared to a net loss of $407,000, or $0.04 per diluted share, for the same period last year. As of June 30, 2018, the company reported $5.8 million in cash, cash equivalents and short-term bank deposits.

About Tikcro Technologies
Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

 Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization of our proposed products, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

For more information, please contact:

Investor Contact
Allison Soss
KCSA Strategic Communications
Phone: 212-896-1267
Email: asoss@kcsa.com

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	June 30, 2018	December 31, 2017
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$2,326	$6,562
Short-term bank deposists	3,506
Receivables and other financial asset	38	21
Total current assets	5,870	6,583

Property and equipment, net	118	125

Total assets	$5,988	$6,708

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$230	$309

Shareholders' equity	5,758	6,399

Total liabilities and shareholders' equity	$5,988	$6,708

Tikcro Technologies Ltd.
Statements of Operations
(US dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30
	2018	2017	2018	2017

Research and development expenses	$188	$214	$411	$386

General and administrative expenses, net	159	157	308	302

Total operating expenses	347	371	719	688

Operating loss	(347)	(371)	(719)	(688)

Financial income (expenses), net	6	(36)	1	2

Net loss	$(341)	$(407)	$(718)	$(686)

Basic and diluted net loss per share	$(0.03)	$(0.04)	$(0.07)	$(0.07)

Weighted average number of shares used computing basic and diluted loss per share	9,879	9,879	9,879	9,879